# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WHITESTONE REIT, CIK 0001175535
CUSIP: 966084204
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0002009447
Persons authorized to receive notices and communications: P. David Bramble, 2002 Clipper Park Rd. Suite 105, Baltimore, Maryland (MD), 21211, (410) 340-1665

## Reporting persons
- MCB PR Capital LLC (CIK 0002009447): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,175,005.19; sole dispositive power 0; shared dispositive power 4,175,005.19; aggregate amount beneficially owned 4,175,005.19 (8.1% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,175,005.193 shares, all of which are directly owned by MCB PR Capital LLC, a Delaware limited liability company ("MCB").
  
  MCB Acquisitions Manager LLC, a Maryland limited liability company ("Acquisitions") is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
- MCB Acquisitions Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 4,175,005.19; sole dispositive power 0; shared dispositive power 4,175,005.19; aggregate amount beneficially owned 4,175,005.19 (8.1% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,175,005.193 shares, all of which are directly owned by MCB.
  
  Acquisitions is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
- P. David Bramble: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,175,005.19; sole dispositive power 0; shared dispositive power 4,175,005.19; aggregate amount beneficially owned 4,175,005.19 (8.1% of the class)
  Comment: Each of rows 8, 10 and 11 represents 4,175,005.193 shares, all of which are directly owned by MCB.
  
  Acquisitions is the sole Manager of MCB and has the sole right to make any and all decisions and take any and all actions on behalf of MCB and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.
  
  P. David Bramble is the sole member of Acquisitions with full control of Acquisitions and may therefore be deemed to indirectly beneficially own the shares of the Issuer directly owned by MCB.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.001 par value per share
Name of issuer: WHITESTONE REIT
Address of issuer's principal executive offices: 2600 SOUTH GESSNER, SUITE 500, HOUSTON, Texas (TX), 77063
Comment: This statement constitutes Amendment No. 4 to the Schedule 13D relating to the common shares of beneficial interest, $0.001 par value per share (the "Common Shares"), of Whitestone REIT, a Maryland real estate investment trust (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 3, 2024 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on October 9, 2024 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on November 18, 2024 ("Amendment No. 2"), and Amendment No. 3 filed with the SEC on November 4, 2025 ("Amendment No. 3" and, together with the Initial Schedule 13D, Amendment No. 1, and Amendment No. 2, the "Schedule 13D"). Except as specifically amended and supplemented by this Amendment No. 4, the Schedule 13D remains in full force and effect. This Amendment No. 4 is being filed to report that the beneficial ownership of Common Shares by the Reporting Person has decreased by more than 1% as a result of the sale reported in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons are filing this Amendment No. 4 to report the disposition of Common Shares of the Issuer, which has reduced the number of Common Shares that the Reporting Persons may be deemed to beneficially own by more than 1% of the outstanding Common Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information required for each Reporting Person by Item 5 (a) - (b) is set forth in Rows 7 - 13 on pages 1, 2 and 3 of this Amendment No. 4 and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding Common Shares of the Issuer beneficially owned by each Reporting Person is calculated based on the last reported outstanding share information for the Issuer from its Annual Report on Form 10-K for the year ended December 31, 2025.
Transactions in the class effected during the past sixty days: The transactions in the Common Shares by each Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit A Schedule of Transactions

## Signatures
- MCB PR Capital LLC: /s/ P. David Bramble, P. David Bramble, On behalf of MCB Acquisitions Manager LLC, as its sole member, on behalf of MCB PR Capital LLC, as its sole manager (04/13/2026)
- MCB Acquisitions Manager LLC: /s/ P. David Bramble, P. David Bramble, On behalf of MCB Acquisitions Manager LLC, as the sole member of MCB Acquisitions Manager LLC (04/13/2026)
- P. David Bramble: /s/ P. David Bramble, P. David Bramble, Individually (04/13/2026)